UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)

Corsair Communications, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

220406 10 2
(CUSIP Number)



Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [ ] Rule 13d-1(b)
     [ ] Rule 13d-1(c)
     [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                   13G

CUSIP NO.  220406 10 2


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Norwest Equity Partners V, LP
            Tax Identification No.  41-1647118

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                               (b)  [ ]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            Minnesota

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    0
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  0
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 0
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      0

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             0

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             0%

12)        TYPE OF REPORTING PERSON*

             PA






                                   13G

CUSIP NO.  220406 10 2


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Itasca Partners V, LLP
            Tax Identification No.  41-1647117

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                               (b)  [ ]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            Minnesota

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    0
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  0
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 0
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      0

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             0

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             0%

12)        TYPE OF REPORTING PERSON*

             PA








13G

CUSIP NO.  220406 10 2


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            John E. Lindahl
            Social Security No. ###-##-####

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                               (b)  [ ]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    18,727
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  0
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 18,727
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      0

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             18,727

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             .11%

12)        TYPE OF REPORTING PERSON*

             IN









13G

CUSIP NO.  220406 10 2


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            George J. Still, Jr.
            Social Security No. ###-##-####

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                               (b)  [ ]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    22,150
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  0
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 22,150
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      0

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             22,150

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             .13%

12)        TYPE OF REPORTING PERSON*

             IN







13G

CUSIP NO.  220406 10 2


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            John P. Whaley
            Social Security No. ###-##-####

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                               (b)  [ ]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    16,414
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  0
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 16,414
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      0

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             16,414

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             .09%

12)        TYPE OF REPORTING PERSON*

             IN






UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 3)


Item 1(a)  Name of Issuer:

           Corsair Communications, Inc.

Item 1(b)  Address of Issuer's Principal Executive Offices:

           3408 Hillview Avenue
           Palo Alto, CA  94304

Item 2(a)  Name of Person Filing:

           1.  Norwest Equity Partners V, LP
           2.  Itasca Partners V, LLP
           3.  John E. Lindahl
           4.  George J. Still, Jr.
           5.  John P. Whaley

Item 2(b)  Address of Principal Business Office:

           1.  Norwest Equity Partners V, LP
               2800 Piper Jaffray Tower
               222 South Ninth Street
               Minneapolis, MN  55402

           2.  Itasca Partners V, LLP
               2800 Piper Jaffray Tower
               222 South Ninth Street
               Minneapolis, MN  55402

           3.  John E. Lindahl
               2800 Piper Jaffray Tower
               222 South Ninth Street
               Minneapolis, MN  55402

           4.  George J. Still, Jr.
               2800 Piper Jaffray Tower
               222 South Ninth Street
               Minneapolis, MN  55402

           5.  John P. Whaley
               2800 Piper Jaffray Tower
               222 South Ninth Street
               Minneapolis, MN  55402


This statement is filed by Norwest Equity Partners V, LP on behalf of all of the persons listed above pursuant to Rule 13d-1(d) and Rule 13d-1(k). Norwest Equity Partners V, LP is a Minnesota limited partnership. Itasca Partners V, LLP is a Minnesota limited liability partnership and is the general partner of Norwest Equity Partners V, LP. George J. Still, Jr. and John E. Lindahl are the managing partners, and John P. Whaley is the managing administrative partner of Itasca Partners V, LLP.

Item 2(c)  Citizenship:

           1.  Norwest Equity Partners V, LP:  Minnesota
           2.  Itasca Partners V, LLP:  Minnesota
           3.  John E. Lindahl:  United States
           4.  George J. Still, Jr.:  United States
           5.  John P. Whaley:  United States

Item 2(d)  Title of Class of Securities:

           Common Stock

Item 2(e)  CUSIP Number:

           220406 10 2

Item 3     Not Applicable

Item 4     Ownership:

(1) Norwest Equity Partners V, LP: At February 29, 2000, Norwest Equity Partners V, LP ("NEP V") owned no shares of the Issuer's common stock. NEP V has no rights to acquire additional shares through the exercise of options or otherwise.

(2) Itasca Partners V, LLP: At February 29, 2000, Itasca Partners V, LLP ("IP V") owned no shares of the Issuer's common stock, either directly or by virtue of its affiliation with NEP V. IP V also has no rights to acquire additional shares through the exercise of options or otherwise.

(3) John E. Lindahl: At February 29, 2000, John E. Lindahl was deemed to own 18,727 shares of common stock, including 5,367 shares held in a family limited partnership for which Mr. Lindahl acts as general partner. This amount represented .11% of the total number of shares of common stock outstanding at that date. Mr. Lindahl is a managing partner of IP V, a Minnesota limited liability partnership that is the general partner of NEP V.

(4) George J. Still, Jr.: At February 29, 2000, George J. Still, Jr. was deemed to own 22,150 shares of common stock, including 3,370 shares held in a family limited partnership for which Mr. Still acts as general partner. This amount represented .13% of the total number of shares of common stock outstanding at that date. Mr. Still is a managing partner of IP V, a Minnesota limited liability partnership, that is the general partner of NEP V.

(5) John P. Whaley: At February 29, 2000, John P. Whaley was deemed to own 16,414 shares of common stock, including 4,463 shares held in a family limited partnership for which Mr. Whaley acts as general partner. This amount represented .09% of the total number of shares of common stock outstanding at that date. Mr. Whaley is the managing administrative partner of IP V, a Minnesota limited liability partnership that is the general partner of NEP V.

Each person filing this statement disclaim beneficial ownership of any shares covered by this statement beneficially owned by any other filing person joining herein, and the filing of this shall not be construed as an admission that such person is the beneficial owners of shares held by any other filing person and covered by this statement for purposes of Sections 13, 14, or 16 of the Act.

Item 5     Ownership of Five Percent or Less of a Class:

           If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be beneficial owners of more than five percent of the class of securities, check the following [X].

Item 6     Ownership of More than Five Percent on Behalf of Another
           Person:

           Not Applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent
           Holding Company:

           Not Applicable

Item 8     Identification and Classification of Members of the Group:

           Not Applicable

Item 9     Notice of Dissolution of Group:

           Not Applicable

Item 10    Certification:

           By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:  May 8, 2000

NORWEST EQUITY PARTNERS V, LP

By ITASCA PARTNERS V, LLP, as general partner



By:  /s/ John P. Whaley
         John P. Whaley, As Managing Administrative
           Partner


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